SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13E-3

                      Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           EMC INSURANCE GROUP INC.
        --------------------------------------------------------------
                          (Name of Subject Company)

        EMC INSURANCE GROUP INC. and EMPLOYERS MUTUAL CASUALTY COMPANY
        --------------------------------------------------------------
                      (Name of Persons Filing Statement)

                                 Common Stock
        --------------------------------------------------------------
                        (Title of Class of Securities)

                                 268664 10 9
        --------------------------------------------------------------
                    (CUSIP Number of Class of Securities)

                          Bruce G. Kelley, President
                           EMC Insurance Group Inc.
                                     and
                      Employers Mutual Casualty Company
                             717 Mulberry Street
                           Des Moines, Iowa  50309
                                (515) 280-2950
        --------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                               with a copy to:
                           G. Thomas Sullivan, Esq.
              Nyemaster, Goode, Voigts, West, Hansell & O'Brien
                            700 Walnut, Suite 1600
                         Des Moines, Iowa  50309-3899
                                (515) 283-3126

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

     This statement is filed in connection with (check the appropriate box):

(a) [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b) [ ] The filing of a registration statement under the Securities Act of 1933.
(c)   [ ]  A tender offer.
(d)   [X]  None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                          Calculation of Filing Fee
-------------------------------------------------------------------------------
             Transaction                          Amount of
              Valuation*                          Filing Fee
-------------------------------------------------------------------------------
             $30,985,017                            $6,197
-------------------------------------------------------------------------------
* Calculated using the closing price on the NASDAQ National Market System on January 29, 2001, and covering 2,651,011 shares of Subject Company's Common Stock.

      [ ]   Check box if any part of the fee is offset by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                 INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") is being filed by EMC Insurance Group Inc. (the "Subject Company") and Employers Mutual Casualty Company ("EMCC" and together with the Subject Company, the "Filing Persons"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder ("Rule 13e-3").

By filing this Transaction Statement, neither of the Filing Persons concedes that Rule 13e-3 is applicable to the transactions described herein.

ITEM 1.  SUMMARY TERM SHEET.

The Amended and Restated Dividend Reinvestment and Common Stock Purchase Plan (the "Plan") of the Subject Company provides holders of shares of the Subject Company's common stock (the "Common Stock") with a variety of services, including the option to receive automatic reinvestment of dividends paid on shares of Common Stock rather than cash dividends. In addition, participants in the Plan may also purchase additional shares of Common Stock without incurring broker commissions by making optional cash contributions to the Plan. For a discussion of the terms of the Plan, the information set forth in Item 4(a) is hereby incorporated herein by reference.

Since the third quarter of 1998, all shares of Common Stock issued under the Plan have been purchased on the open market through the Subject Company's transfer agent. During the second quarter of 1999, EMCC elected to increase its participation in the Plan. As a result, EMCC is now reinvesting one hundred percent (100%) of its dividends in additional shares of Common
Stock. Prior to the second quarter of 1999, EMCC was reinvesting only fifty percent (50%) of its dividends in additional shares of Common Stock. In connection therewith, as of December 31, 2000, EMCC owned 8,646,999 shares of the outstanding Common Stock of the Subject Company, or approximately 76.6% of the Subject Company's total outstanding Common Stock.


ITEM 2.  SUBJECT COMPANY INFORMATION.

    (a)  Name and Address.
         ----------------
         EMC Insurance Group Inc.
         717 Mulberry Street
         Des Moines, Iowa  50309
         (515) 280-2902

    (b)  Securities.  As of December 31, 2000, the Subject Company had
         ----------
         11,294,220 shares of Common Stock outstanding.

    (c)  Trading Market and Price.  The Common Stock is traded on the NASDAQ
         ------------------------
         National Market tier of the NASDAQ Stock Market under the symbol EMCI. The high and low sales prices of the Common Stock for each quarter during the past two (2) years is as follows:

         Quarter Ended                   High                        Low
         -------------                   ----                        ---
         December 31, 2000              $12 1/8                    $ 9 1/4
         September 30, 2000              10                          7 5/8
         June 30, 2000                    9 1/8                      6 13/16
         March 31, 2000                  11 3/8                      8 1/12
         December 31, 1999               10 1/2                      9
         September 30, 1999              13 3/8                      9 5/8
         June 30, 1999                   12 3/4                      9 1/4
         March 31, 1999                  12 7/8                     10 5/8

    (d)  Dividends.  There are certain regulatory restrictions relating to the
         ---------
         payment of dividends by Subject Company's insurance subsidiaries (for a description of the Subject Company's insurance subsidiaries, Item 5(a) is incorporated herein by reference). See Note 6 to the financial statements dated December 31, 1999 contained in Item 13 hereof for a discussion of those restrictions. It is the present intention of the Subject Company's Board of Directors to declare quarterly cash dividends, but the amount and timing thereof, if any, is to be determined by the Board of Directors at its discretion. The Subject Company has made the following dividend payments during the past two
         (2) years:

         Quarter Ended                    Amount Per Share
         -------------                    ----------------
         December 31, 2000                    $    .15
         September 30, 2000                        .15
         June 30, 2000                             .15
         March 31, 2000                            .15
         December 31, 1999                         .15
         September 30, 1999                        .15
         June 30, 1999                             .15
         March 31, 1999                            .15

    (e)  Prior Public Offerings.  On April 27, 1990, Registration Statement No.
         ----------------------
         33-34499 was filed to register 1,000,000 shares of Common Stock of the Subject Company for use in the Plan. On December 17, 1997, Post-Effective Amendment No. 1 to Registration Statement No. 33-34499 was filed to register an additional 1,000,000 shares of Common Stock for issuance under the Plan. On September 15, 2000, Post-Effective Amendment No. 2 to Registration Statement No. 33-34499 was filed to register an additional 1,000,000 shares of Common Stock for issuance under the Plan. The proposed maximum offering price per share for each of such Post-Effective Amendments was $14.00 and $10.125 respectively; however, such prices were estimated solely for the purposes of calculating the registration fees. Actual amounts paid by participants in the Plan vary according to the trading price of the Common Stock on the NASDAQ National Market on each applicable investment date.

    (f)  Prior Stock Purchases.  Activity under the Plan is as follows:
         ---------------------
                                              Years Ending December 31,
                                           -------------------------------
                                              2000       1999       1998
                                           ---------  ---------  ---------
         Shares available for purchase,
         beginning of year                   399,629    729,325    980,904
         Additional shares registered      1,000,000       ----       ----
         Shares purchased under the Plan    (518,950)  (392,696)  (188,579)
                                           ---------  ---------  ---------
         Shares available for purchase,
         end of year                         880,679    399,629    792,325
                                           =========  =========  =========
         Range of purchase prices            $7.50      $9.47      $11.25
                                               to         to          to
                                             $12.66     $12.81     $15.13


         Repurchases by Subject Company.  During the second quarter of 1999,
         ------------------------------
         the Subject Company completed a $3,000,000 Common Stock repurchase plan that was approved by the Subject Company's Board of Directors on November 20, 1998. The repurchase plan authorized the Subject Company to make repurchases in the open market or through privately negotiated transactions. The timing and terms of the purchases were determined by management based on market conditions and were conducted in accordance with the applicable rules of the Securities and Exchange Commission. During 1999, 254,950 shares of Common Stock were repurchased under the plan at an average cost of $11.76 per share. There were no repurchases of Common Stock during 1998.

         At the commencement of the Plan EMCC held 5,573,790 shares of Common Stock. Through the operation of the Plan, as of December 31, 2000, EMCC has acquired 3,073,209 additional shares of Common Stock.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

    (a)  Name and Address.
         ----------------
         (1)  Subject Company.  The information set forth in Item 2(a) is
              ---------------
              incorporated herein by reference.

         (2)  Additional Filing Person:
              ------------------------
              Employers Mutual Casualty Company
              717 Mulberry Street
              Des Moines, Iowa  50309
              (515)280-2902
              As of December 31, 2000, EMCC owned approximately 76.6% of the Subject Company's total outstanding Common Stock.

         (3)  Name and Address of Directors and Officers of the Subject Company
              -----------------------------------------------------------------
              and EMCC:
              --------

              Subject Company Directors:

              George C. Carpenter, III
              5322 Robertson Drive
              Des Moines, IA  50321

              Elwin H. Creese
              3663 Grand Avenue
              Des Moines, IA  50312

              David J. Fisher
              4650 N.E. 17th Court
              Des Moines, IA  50303-0712

              Bruce G. Kelley
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              George W. Kochheiser
              7375 E. Onyx Court
              Scottsdale, AZ  85258

              Raymond A. Michel
              3304 Terrace Drive
              Des Moines, IA  50312

              Fredrick A. Schiek
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309


              Subject Company Officers:

              Margaret A. Ball
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Raymond W. Davis
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              John D. Isenhart
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Ronald W. Jean
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Bruce G. Kelley
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Donald D. Klemme
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              David O. Narigon
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Mark E. Reese
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Fredrick A. Schiek
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Douglas J. Zmolek
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309


              EMCC Directors:

              Richard W. Booth
              PMB 550
              18352 Dallas Parkway, Suite 136
              Dallas, TX  75287

              William H. Brenton
              Wesley Grand
              3522 Grand Avenue, #421
              Des Moines, IA  50312

              Blaine A. Briggs
              16765 El Zorro Vista
              Rancho Santa Fe, CA  92067

              Gale L. Griffin
              Bestfoods
              700 Sylvan Avenue
              Englewood Cliffs, NJ  07632

              Robert M. Gunn
              908 Wildwood Lane
              Northbrook, IL  60062

              Dr. John H. Kelley
              2038 Thatch Palm Drive
              Boca Raton, FL  33432

              Bruce G. Kelley
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Richard Koch, Jr.
              Koch Brothers
              4th & Grand
              Des Moines, IA  50309

              George W. Kochheiser
              7375 E. Onyx Court
              Scottsdale, AZ  85258

              John M. Lockhart
              2770 Walsh Road
              Cincinnati, OH  45208

              Lanning Macfarland, Jr.
              The Law Bulletin
              415 N State Street
              Chicago, IL  60610

              David J. W. Proctor
              Bradshaw, Fowler, Proctor & Fairgrave
              801 Grand
              Des Moines, IA  50309

              Fredrick A. Schiek
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Philip T. Van Ekeren
              P.O. Box 241
              213 N. Buchanan
              Monroe, IA  50170

              H. Terrill Watts, Jr.
              H.T. Watts, Jr. CPA
              1827 Powers Ferry Road, #3
              Atlanta, GA  30339



              EMCC Officers:

              Margaret A. Ball
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Raymond W. Davis
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              John D. Isenhart
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Ronald W. Jean
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Bruce G. Kelley
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Donald D. Klemme
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              David O. Narigon
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Mark E. Reese
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Fredrick A. Schiek
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

              Douglas J. Zmolek
              EMC Insurance Companies
              717 Mulberry
              Des Moines, IA  50309

    (b)  Business and Background of Entities.
         -----------------------------------
         (1) Subject Company, an Iowa corporation formed in 1974, is an insurance holding company with operations in property and casualty insurance and reinsurance. Subject Company is approximately 76.6% owned by EMCC, a multiple-line property and casualty insurance company organized as an Iowa mutual insurance company. Subject Company has not been: (i) convicted in a criminal proceeding during the past five (5) years; or (ii) a party to any judicial or administrative proceeding during the past five (5) years, that resulted in a judgment, decree or final order enjoining Subject Company from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding or any violation of federal or state securities laws.

         (2) EMCC, an Iowa mutual insurance company formed in 1911, is a multiple-line property and casualty insurance company. EMCC is licensed in all fifty (50) states and the District of Columbia. EMCC has not been: (i) convicted in a criminal proceeding during the past five (5) years; or (ii) a party to any judicial or administrative proceeding during the past five (5) years, that resulted in a judgment, decree or final order enjoining Subject Company from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding or any violation of federal or state securities laws.

    (c)  Business and Background of Natural Persons.
         ------------------------------------------
         (1)  Current Occupation.
              ------------------
              Subject Company Directors:
              -------------------------
                                                       Position with
                                                      Subject Company
              Name                                (address set forth above)
              --------------------------           -----------------------
              George C. Carpenter III                Director
              Elwin H. Creese                        Director
              David J. Fisher                        Director
              Bruce G. Kelley                        President, Chief
                                                     Executive Officer and
                                                     Director
              George W. Kochheiser                   Chairman of the Board
              Raymond A. Michel                      Director
              Fredrick A. Schiek                     Executive Vice
                                                     President, Chief
                                                     Operating Officer and
                                                     Director


              Subject Company Officers:
              ------------------------
                                                       Position with
                                                      Subject Company
              Name                                (address set forth above)
              --------------------------           -----------------------
              Margaret A. Ball                       Senior Vice President-
                                                     Underwriting
              Raymond W. Davis                       Senior Vice President-
                                                     Investments and
                                                     Treasurer
              John D. Isenhart                       Senior Vice President-
                                                     Productivity and
                                                     Technology
              Ronald W. Jean                         Executive Vice President
                                                     for Corporate
                                                     Development
              Bruce G. Kelley                        President, CEO and
                                                     Director
              Donald D. Klemme                       Senior Vice President-
                                                     Administration
              David O. Narigon                       Senior Vice President-
                                                     Claims
              Mark E. Reese                          Vice President & CFO
              Fredrick A. Schiek                     Executive Vice
                                                     President, COO and
                                                     Director
              Douglas J. Zmolek                      Vice President-Human
                                                     Resources


              EMCC Directors:
              --------------
                                                         Position with
                                                              EMCC
              Name                                  (address set forth above)
              --------------------------             -----------------------
              Richard W. Booth                       Director
              William H. Brenton                     Director
              Blaine A. Briggs                       Director
              Gale L. Griffin                        Director
              Robert M. Gunn                         Chairman of the Board
              Dr. John H. Kelley                     Director
              Bruce G. Kelley                        President, CEO and
                                                     Director
              Richard Koch, Jr.                      Director
              George W. Kochheiser                   Director
              John M. Lockhart                       Director
              Lanning Macfarland, Jr.                Director
              David J. W. Proctor                    Director
              Fredrick A. Schiek                     Executive Vice
                                                     President, COO and
                                                     Director
              Philip T. Van Ekeren                   Director
              H. Terrill Watts, Jr.                  Director


              EMCC Officers:
              -------------
                                                          Position with
                                                              EMCC
              Name                                  (address set forth above)
              --------------------------             -----------------------
              Margaret A. Ball                       Senior Vice President-
                                                     Underwriting
              Raymond W. Davis                       Senior Vice President-
                                                     Investments and
                                                     Treasurer
              John D. Isenhart                       Senior Vice President-
                                                     Productivity and
                                                     Technology
              Ronald W. Jean                         Executive Vice President
                                                     for Corporate
                                                     Development
              Bruce G. Kelley                        President, CEO and
                                                     Director
              Donald D. Klemme                       Senior Vice President-
                                                     Administration
              David O. Narigon                       Senior Vice President-
                                                     Claims
              Mark E. Reese                          Vice President & CFO
              Fredrick A. Schiek                     Executive Vice
                                                     President, COO and
                                                     Director
              Douglas J. Zmolek                      Vice President-Human
                                                     Resources


         (2)  Material Employment During Past Five Years.
              ------------------------------------------
         (a)  Subject Company Directors.

         George C. Carpenter III was Executive Director of Iowa Public
         -----------------------
         Television from November 1985 until his retirement in 1993. Prior to that he served as Vice President of Palmer Communications and as Vice President and General Manager of WHO Broadcasting Company, a division of Palmer Communications. He was employed by WHO Broadcasting Company for 20 years.

         Elwin H. Creese was Senior Vice President and Treasurer of the Subject
         ---------------
         Company and of EMCC from 1993 until his retirement on April 1, 1996. He was Vice President and Treasurer of the Subject Company and of EMCC from 1985 until 1993. Mr. Creese was employed by EMCC from 1984 to 1996.

         David J. Fisher has been Chairman of the Board and President of
         ---------------
         Onthank Company, a Des Moines, Iowa based wholesale distributor of floor, window and wall covering products, since 1978 and has been employed by that firm since 1962. Mr. Fisher serves on the Iowa State Board of Regents and is a Director of Liberty Bank. He also serves as a member of the Federal Reserve Bank of Chicago's Advisory Council on Small Business.

         Bruce G. Kelley has been President and Chief Executive Officer of the
         ---------------
         Subject Company and of EMCC since 1992 and was Treasurer of both organizations from 1996 until 2000. He was President and Chief Operating Officer of the Subject Company and of EMCC from 1991 to 1992 and was Executive Vice President of both companies from 1989 to 1991. Mr. Kelley has been employed by EMCC since 1985 and has been a director of the Subject Company since 1991 and EMCC since 1984.

         George W. Kochheiser has been Chairman of the Board of the Subject
         --------------------
         Company since 1994, and was President and Chief Operating Officer of the Subject Company and of EMCC from 1982 until his retirement in 1991. Mr. Kochheiser also serves as a director of EMCC and was an employee of EMCC from 1949 to 1991.

         Raymond A. Michel is a member of the Board of Directors of Koss
         -----------------
         Construction Company, a highway and airport construction firm, and was its Chairman and Chief Executive Officer from 1972 until his retirement in 1989. He has been affiliated with Koss Construction Company in one capacity or another since 1955.

         Fredrick A. Schiek has been Executive Vice President and Chief
         ------------------
         Operating Officer of the Subject Company and of EMCC since 1992. He was Vice President of EMCC from 1983 until 1992. Mr. Schiek has been a director of Subject Company since 1994 and of EMCC since 1998. Mr. Schiek has been employed by EMCC since 1959.

         (b)  Subject Company Officers.

         Margaret A. Ball has been Senior Vice President - Underwriting of the
         ----------------
         Subject Company and of EMCC since June 1997. She was Vice President - Underwriting of the Subject Company and of EMCC from 1992 until June 1997 and was Assistant Vice President - Underwriting prior to that. Mrs. Ball had been employed by EMCC from 1971 until her retirement on January 1, 2001.

         Raymond W. Davis has been Senior Vice President - Investments and
         ----------------
         Treasurer of the Subject Company and of EMCC since November 2000. He was Senior Vice President - Investments of the Subject Company and of EMCC from June 1998 until November 2000 and was Vice President - Investments prior to that. Mr. Davis has been employed by EMCC since 1979.

         John D. Isenhart has been Senior Vice President - Productivity and
         ----------------
         Technology of the Subject Company and of EMCC since September 1992. He was Vice President - Director of Data Processing prior to that. Mr. Isenhart has been employed by EMCC since 1963.

         Ronald W. Jean has been Executive Vice President for Corporate
         --------------
         Development of the Subject Company and of EMCC since June 2000. He was Senior Vice President - Actuary of the Subject Company and of
         EMCC from November 1997 until June 2000 and was Vice President - Actuary prior to that. Mr. Jean has been employed by EMCC since 1979.

         Donald D. Klemme has been Senior Vice President - Administration of
         ----------------
         the Subject Company and of EMCC since November 1998. He was Vice President - Administration of the Subject Company and of EMCC from 1996 until November 1998 and was Vice President - Director of Internal Audit prior to that. Mr. Klemme has been employed by EMCC since 1972.

         Bruce G. Kelley has been the President and Chief Executive Officer of
         ---------------
         the Subject Company and of EMCC since 1992 and was Treasurer of both organizations from 1996 until 2000. He was President and Chief Operating Officer of the Subject Company and of EMCC from 1991 to 1992 and was Executive Vice President of both companies from 1989 to 1991. Mr. Kelley has been employed by EMCC since 1985 and has been a director of the Subject Company since 1991 and EMCC since 1984.

         David O. Narigon has been Senior Vice President - Claims of the
         ----------------
         Subject company and of EMCC since June 1998. He was Vice President - Claims of the Subject Company and of EMCC from August 1988 until June 1998 and was Claim Superintendent and Assistant Secretary prior to that. Mr. Narigon has been employed by EMCC since 1983.

         Mark E. Reese has been Vice President and Chief Financial Officer of
         -------------
         the Subject Company and of EMCC since June 1997. He was Vice President - Controller of the Subject Company and of EMCC from June 1995 until June 1997 and was Assistant Vice President and Assistant Treasurer prior to that. Mr. Reese has been employed by EMCC since 1984.

         Fredrick A. Schiek has been Executive Vice President and Chief
         ------------------
         Operating Officer of the Subject Company and of EMCC since 1992. He was Vice President of EMCC from 1983 until 1992. Mr. Schiek has been a director of Subject Company since 1994 and of EMCC since 1998. Mr. Schiek has been employed by EMCC since 1959.

         Douglas J. Zmolek has been Vice President - Human Resources of the
         -----------------
         Subject Company and of EMCC since June 1996. He was the Personnel Director of the Subject Company and of EMCC from April 1985 until June 1996 and was Employee Relations Director prior to that. Mr. Zmolek has been employed by EMCC since 1966.

         (c)  EMCC Directors.

         Richard W. Booth is a retired Vice President, Secretary and Treasurer
         ----------------
         of Lennox Industries Inc., Dallas, Texas. He has been affiliated with Lennox Industries Inc. since July 1954, and presently serves as Chairman of the Lennox Foundation.

         William H. Brenton was the President and Chairman of the Board of
         ------------------
         Brenton National Bank of Des Moines. He has been associated with Brenton Banks Inc. since 1949, and currently serves as a member of the Board of Directors.

         Blaine A. Briggs has been President of Management Service, Inc.,
         ----------------
         Rancho Santa Fe, California, since 1974. Prior to that he served as the President and Chief Executive Officer of the Briggs Corporation, retiring in 1974. He had been with the Briggs Corporation since 1947.

         Gale L. Griffin has been Vice President - Corporate Communications of
         ---------------
         Bestfoods, Englewood Cliffs, New Jersey since December 1995 and has been employed by that firm since 1983. Prior to that she was the Director of Public Relations for Midlantic National Bank and the Public Information Officer for the Englewood, New Jersey Public School System.

         Robert M. Gunn has been a partner in the Law Firm of Wildman, Harold,
         --------------
         Allen, Dixon, Chicago, Illinois, since January 1979. Prior to that he had been a partner in the Law Firm of Keck, Mahin and Cate, Chicago, Illinois. Mr. Gunn serves as the Chairman of the Board of EMCC.

         Bruce G. Kelley has been the President and Chief Executive Officer of
         ---------------
         the Subject Company and of EMCC since 1992 and was Treasurer of both organizations from 1996 until 2000. He was President and Chief Operating Officer of the Subject Company and of EMCC from 1991 to 1992 and was Executive Vice President of both companies from 1989 to 1991. Mr. Kelley has been employed by EMCC since 1985 and has been a director of the Subject Company since 1991 and EMCC since 1984.

         Dr. John H. Kelley is a retired orthopedic surgeon from the Des Moines
         ------------------
         Orthopedic Surgeons, P.C., Des Moines, Iowa. Prior to that he had been in private practice and a partner in Gibson & Kelley, Orthopedic Surgeons, Des Moines, Iowa.

         Richard Koch, Jr. is the Owner and General Manager of Koch Brothers,
         -----------------
         Des Moines, Iowa, having been with Koch Brothers since June 1976. Mr. Koch also serves as a member of the Board of Directors of Koch Brothers.

         George W. Kochheiser has been Chairman of the Board of the Subject
         --------------------
         Company since 1994, and was President and Chief Operating Officer of the Subject Company and of EMCC from 1982 until his retirement in 1991. Mr. Kochheiser also serves as a director of EMCC and was an employee of EMCC from 1949 to 1991.

         John M. Lockhart is a Management Consultant for the Lockhart Company,
         ----------------
         Cincinnati, Ohio and an Associate Investment Banker with Gradison & Company, Cincinnati, Ohio. Prior to that Mr. Lockhart served as the Executive Vice President of Trans World Airlines and retired as Executive Vice President of Kroger Company.

         Lanning Macfarland, Jr. is the Chairman and Chief Executive Officer of
         -----------------------
         The Law Bulletin Publishing Company, Chicago, Illinois. Prior to that he served as the President of The Law Bulletin. Mr. Macfarland has been with The Law Bulletin since 1954 and was named President in 1963.

         David J. W. Proctor is a practicing attorney and shareholder with
         -------------------
         Bradshaw, Fowler, Proctor and Fairgrave, P.C., Des Moines, Iowa. He joined the law firm in 1971 and was named a partner in 1974. Mr. Proctor is a member of the American, Iowa and Polk County Bar Associations. He is also a member of the International Association and the Iowa Chapter of Arson Investigators.

         Fredrick A. Schiek has been Executive Vice President and Chief
         ------------------
         Operating Officer of the Subject Company and of EMCC since 1992. He was Vice President of EMCC from 1983 until 1992. Mr. Schiek has been a director of Subject Company since 1994 and of EMCC since 1998. Mr. Schiek has been employed by EMCC since 1959.

         Philip T. Van Ekeren retired from EMCC and a majority of its
         --------------------
         subsidiaries and affiliates as Corporate Secretary and Senior Vice President of Administration in 1996. He had been with the Company since 1961, and continues to serve as a Director for EMCC.

         H. Terrill Watts, Jr. has been the President and proprietor of H.
         ---------------------
         Terrill Watts, Jr., CPA Firm, Atlanta, Georgia since June 1992. Prior to that he had been a Tax Senior Manager for Gifford, Hillegass & Ingwersen, P.C., Atlanta, Georgia. Mr. Watts also serves as a member of the Steering Committee for the Stern School of Business, Atlanta Area Chapter.

         (d)  EMCC Officers.

         Margaret A. Ball has been Senior Vice President - Underwriting of the
         ----------------
         Subject Company and of EMCC since June 1997.  She was Vice President
         - Underwriting of the Subject Company and of EMCC from 1992 until June 1997 and was Assistant Vice President - Underwriting prior to that. Mrs. Ball had been employed by EMCC from 1971 until her retirement on January 1, 2001.

         Raymond W. Davis has been Senior Vice President - Investments and
         ----------------
         Treasurer of the Subject Company and of EMCC since November 2000. He was Senior Vice President - Investments of the Subject Company and of EMCC from June 1998 until November 2000 and was Vice President - Investments prior to that. Mr. Davis has been employed by EMCC since 1979.

         John D. Isenhart has been Senior Vice President - Productivity and
         ----------------
         Technology of the Subject Company and of EMCC since September 1992. He was Vice President - Director of Data Processing prior to that. Mr. Isenhart has been employed by EMCC since 1963.

         Ronald W. Jean has been Executive Vice President for Corporate
         --------------
         Development of the Subject Company and of EMCC since June 2000. He was Senior Vice President - Actuary of the Subject Company and of EMCC from November 1997 until June 2000 and was Vice President - Actuary prior to that. Mr. Jean has been employed by EMCC since 1979.

         Donald D. Klemme has been Senior Vice President - Administration of
         ----------------
         the Subject Company and of EMCC since November 1998. He was Vice President - Administration of the Subject Company and of EMCC from 1996 until November 1998 and was Vice President - Director of Internal Audit prior to that. Mr. Klemme has been employed by EMCC since 1972.

         Bruce G. Kelley has been the President and Chief Executive Officer of
         ---------------
         the Subject Company and of EMCC since 1992 and was Treasurer of both organizations from 1996 until 2000. He was President and Chief Operating Officer of the Subject Company and of EMCC from 1991 to 1992 and was Executive Vice President of both companies from 1989 to 1991. Mr. Kelley has been employed by EMCC since 1985 and has been a director of the Subject Company since 1991 and EMCC since 1984.

         David O. Narigon has been Senior Vice President - Claims of the
         ----------------
         Subject Company and of EMCC since June 1998. He was Vice President - Claims of the Subject Company and of EMCC from August 1988 until June 1998 and was Claim Superintendent and Assistant Secretary prior to that. Mr. Narigon has been employed by EMCC since 1983.

         Mark E. Reese has been Vice President and Chief Financial Officer of
         -------------
         the Subject Company and of EMCC since June 1997. He was Vice President - Controller of the Subject Company and of EMCC from June 1995 until June 1997 and was Assistant Vice President and Assistant Treasurer prior to that. Mr. Reese has been employed by EMCC since 1984.

         Fredrick A. Schiek has been Executive Vice President and Chief
         ------------------
         Operating Officer of the Subject Company and of EMCC since 1992. He was Vice President of EMCC from 1983 until 1992. Mr. Schiek has been a director of Subject Company since 1994 and of EMCC since 1998. Mr. Schiek has been employed by EMCC since 1959.

         Douglas J. Zmolek has been Vice President - Human Resources of the
         -----------------
         Subject Company and of EMCC since June 1996. He was the Personnel Director of the Subject Company and of EMCC from April 1985 until June 1996 and was Employee Relations Director prior to that. Mr. Zmolek has been employed by EMCC since 1966.

         (3) & (4) None of the above-stated persons have been: (i) convicted in a criminal proceeding during the past five (5) years; or (ii) a party to any judicial or administrative proceeding during the past five (5) years, that resulted in a judgment, decree or final order enjoining any of the above-stated persons from further violations of, or prohibiting activities subject to, federal or state securities laws, or a finding or any violation of federal or state securities laws.

         (5)  Each of the above-stated persons is a citizen of the United
         States.


ITEM 4.  TERMS OF THE TRANSACTION.

    (a)  Material Terms.
         --------------
         Description of the Plan

         The Plan consists in its entirety of the questions and answers appearing below. The Subject Company's Board of Directors initially approved the Plan on May 17, 1990 and approved amendments to the Plan on February 26, 1997 and November 21, 1997.

         (1)  Purpose.  What is the purpose of the Plan?
              -----------------------------------------
              The purpose of the Plan is to provide participants with a simple and convenient way to increase their ownership of shares of the Subject Company's Common Stock by enabling shareholders of record to invest their cash dividends and/or make optional cash payments, without payment of any brokerage commission or service charge.

         (2)  Features.  What are some of the features of the Plan?
              ----------------------------------------------------
              Participants in the Plan may (a) have cash dividends on all or less than all of their shares of Common Stock automatically reinvested and/or (b) invest optional cash payments of up to $5,000 per month (minimum payment of $50). The Plan permits participants to make optional cash payments without reinvesting any of their cash dividends, except that the dividends on any shares of Common Stock purchased or held for safekeeping under the Plan will be reinvested until such time as the participant withdraws such shares from the Plan or sells or transfers such shares. The Plan provides for fractions of shares, as well as full shares, to be credited to participants' accounts. In addition, dividends with respect to fractions, as well as with respect to full shares, will be credited to participants' accounts and reinvested in shares of Common Stock under the Plan. Regular statements of account will be provided for record keeping.

              The Plan also offers a "share safekeeping" service whereby participants may deposit their Common Stock certificates with the Plan Administrator and have their ownership of such Common Stock maintained on the Plan Administrator's records as part of their Plan account.

              A participant may transfer, at any time and at no cost to the participant, all or a portion of the participant's shares held under the Plan to another person or persons.

         (3)  Administration.  Who administers the Plan?
              -----------------------------------------
              UMB Bank, n.a., Kansas City, Missouri (the "Plan Administrator"), administers the Plan for participants, keeps records, sends statements of accounts to participants and performs other duties relating to the Plan. The Plan Administrator purchases shares of Common Stock for use in the Plan and credits the shares to the accounts of the individual participants. Shares of Common Stock purchased under the Plan will be registered in the name of the Plan Administrator (or its nominee) and held by the Plan Administrator for each participant in the Plan.

         (4)  Participation.  Who is eligible to participate in the Plan?
              ----------------------------------------------------------
              All holders of record of shares of the Subject Company's Common Stock are eligible to participate in the Plan. If you are a beneficial owner of Common Stock whose shares are registered in names other than your own (e.g., broker), you must become a shareholder of record by having your shares transferred into your name in order to become eligible to participate in the Plan. To do so, you should contact the broker holding the shares and arrange to withdraw those shares in certificate form. Those certificates could then be deposited with the Plan Administrator under the Share Safekeeping Service, described below in Question 16.

              The Subject Company reserves the right to exclude any person from participation in the Plan upon giving notice of such exclusion by registered mail sent to such person's address as reflected on the Subject Company's records. In addition, if it appears to the Subject Company that any person is using or contemplating the use of the optional cash payment investment mechanism in a manner or with an effect that, in the sole judgment and discretion of the Subject Company, is not in the best interests of the Subject Company or its other shareholders, then the Subject Company may decline to issue all or any portion of the shares of Common Stock for which any optional cash payment by or on behalf of such participant is tendered. Such optional cash payment (or the portion thereof not invested in shares of Common Stock) will be returned by the Plan Administrator as promptly as practicable, without interest.

         (5)  How does an eligible shareholder sign up for the different
              ----------------------------------------------------------
              options available under the Plan?
              --------------------------------
              An eligible shareholder may choose from a variety of services and options under the Plan, including (1) automatic reinvestment of dividends paid on shares of Common Stock, (2) optional cash payments of up to $5,000 per month, (3) a free custodial service for depositing Common Stock certificates with the Plan Administrator for safekeeping and (4) the ability to sell shares of Common Stock through the Plan.

              The Authorization Card is used to indicate to the Plan Administrator which dividend or optional cash payment option you have chosen for your Plan account. The Safekeeping Deposit Form is used to take advantage of the free custodian service for depositing Common Stock certificates with the Plan Administrator for safekeeping. If you wish to sell shares of Common Stock through the Plan, please refer to Question 19.

              BY SIGNING THE AUTHORIZATION CARD OR SAFEKEEPING DEPOSIT FORM, YOU ARE ACKNOWLEDGING THAT YOU RECEIVED A PLAN PROSPECTUS AND THAT YOU AGREE TO THE TERMS AND CONDITIONS CONTAINED HEREIN.

         (6)  When may a shareholder join the Plan?
              ------------------------------------
              An eligible shareholder may join the Plan at any time. Once in the Plan, the shareholder will remain a participant until he or she discontinues his or her participation or sells all shares held in his or her Plan account.

              If an Authorization Card specifying reinvestment of dividends is received by the Plan Administrator no later than three (3) business days prior to the record date established for a particular dividend, reinvestment will commence with that dividend. Dividend record and payment dates for the Subject Company's Common Stock generally have been on or about the fourth (4th) and eighteenth (18th) day, respectively, of March, June, September and December. Actual dividend record and payment dates are established by the Subject Company's Board of Directors. A dividend payment date is referred to herein as an "Investment Date." See Question 11.

              If the Authorization Card is received after the record date established for a particular dividend, then the reinvestment of dividends will not begin until the dividend payment date following the next record date, as applicable.

              Any optional cash payments submitted with the Authorization Card will be invested on the next Investment Date, as described in Question 13.

         (7)  How may a participant change investment features under the Plan?
              ---------------------------------------------------------------
              As a participant, you may change your participation in the dividend reinvestment feature or the optional cash payment feature at any time by completing a new Authorization Card and returning it to the Plan Administrator or by writing a letter to the Plan Administrator.

         (8)  Costs.  What are the costs to shareholders who participate in the
              -----------------------------------------------------------------
              Plan?
              ----
              The Subject Company will pay all fees, commissions and expenses in connection with the purchase of shares of Common Stock under the Plan. The Subject Company will also pay all costs of administration of the Plan, except when a participant sells shares held in the Plan. See Question 19.

         (9)  Purchases.  How many shares of Common Stock will be purchased for
              -----------------------------------------------------------------
              participants?
              ------------
              The number of shares to be purchased for a participant on an Investment Date depends on three factors: the amount of the participant's dividend (after deducting any required income tax withholding) on his or her Plan shares, the extent of optional cash payments made by the participant (if any) and the price of the shares of Common Stock purchased. Each participant's account will be credited with that number of shares, including fractions computed to four decimal places, equal to the total amount to be invested divided by the purchase price per share.

              The manner in which the Plan operates does not permit the Subject Company to honor a request that a specific number of shares of Common Stock be purchased.

         (10) What will be the price of shares of Common Stock purchased under
              ----------------------------------------------------------------
              the Plan?
              --------
              The Plan Administrator will purchase shares from the Subject Company, to the extent that the Subject Company makes shares available. The Plan Administrator will purchase any other shares required for the Plan in the open market or from private sources. The price of shares purchased from the Subject Company will be the last sale price of the Common Stock as reported on the NASDAQ National Market System on the relevant Investment Date (or the next preceding day on which such price was reported if it is not reported on the Investment Date). The price of shares purchased in the open market or from private sources will be the weighted average cost of all shares so purchased in relation to the relevant Investment Date. Purchases of shares in the open market may be made over a period of several days. No shares will be sold under the Plan at less than the par value of such shares.

         (11) When is the Investment Date?
              ---------------------------
              For the reinvestment of dividends, the dividend payment date declared by the Board of Directors of the Subject Company constitutes the "Investment Date" applicable to the reinvestment of such dividend. For the investment of optional cash payments, the Investment Date will be the fifteenth (15th) day of every calendar month except in any month in which the date on which dividends are to be paid is within five (5) calendar days of such date, in which case the Investment Date for optional cash payments will be the same as the Investment Date for the reinvestment of dividends. If any Investment Date falls on a date when the NASDAQ National Market System or the Plan Administrator is not regularly open for business, the first day immediately following such date on which the NASDAQ National Market System or the Plan Administrator is open shall be the relevant Investment Date.

         (12) When will the shares be purchased?
              ---------------------------------
              Shares acquired from the Subject Company will be purchased for the accounts of the participants as of the close of business on the relevant Investment Date. Shares acquired in the open market or from private sources will be purchased promptly by the Plan Administrator and in no event later than thirty (30) days after a relevant Investment Date. These purchases may be made on the NASDAQ National Market System or in negotiated transactions, and are subject to such terms and conditions (including price and delivery) as the Plan Administrator may determine to be acceptable. Dividend and voting rights will commence upon settlement, which is normally three (3) business days after the purchase whether from the Subject Company or any other source. For the purpose of making purchases, the Plan Administrator will commingle each participant's funds with those of all other participants.

         (13) Optional Cash Payments.  What are the optional cash payment
              -----------------------------------------------------------
              features of the Plan?
              --------------------
              Participants may make optional cash investments of at least $50 per payment, up to a maximum of $5,000 per month. The same amount of money need not be sent for each investment. There is no obligation, however, to make any optional cash investments to participate in the Plan. Each month, any optional cash payment received from a participant prior to an Investment Date for the month will be used by the Plan Administrator to purchase additional shares of Common Stock for the account of such participant on such Investment Date. Any optional cash payment not received prior to an Investment Date in any month will be used by the Plan Administrator to purchase additional shares for the account of the participant on the Investment Date in the following month. No interest will be paid on optional cash payments held pending investment.

         (14) How does a participant make optional cash payments?
              --------------------------------------------------
              Any shareholder who has submitted a signed Authorization Card is eligible to make optional cash payments at any time. An optional cash payment may be made by a participant when enrolling by enclosing with the Authorization Form a personal check or money order payable to UMB Bank, n.a. Thereafter, a participant may make optional cash investments by delivering to the Plan Administrator a written instruction (using the remittance form attached to the participant's account statement) and a personal check or money order payable to "UMB Bank, n.a." in U.S. Funds. PARTICIPANTS SHOULD NOT SEND CASH.

         (15) When should optional cash payments be made?
              ------------------------------------------
              Optional cash payments made by a participant and received prior to an Investment Date in any month will be invested on such Investment Date. Optional cash payments not received prior to an Investment Date will be held by the Plan Administrator until the next Investment Date. No interest will be paid by the Plan Administrator on any optional cash payments held pending investment. The method of delivery of any cash investment is at the election of the participant and will be deemed received when actually received by the Plan Administrator. If delivery is by mail, it is recommended that the mailing be made sufficiently in advance of the relevant Investment Date.

         (16) Safekeeping of Certificates.  What is the optional Share
              --------------------------------------------------------
              Safekeeping Service?
              -------------------
              Your stock certificates are valuable documents representing your investment and ownership in the Subject Company. They should be kept in a secure place where they will be protected from loss, theft, or destruction. The Plan's Share Safekeeping Service provides for such protection for your Common Stock certificates by allowing you to deposit all the certificates for Common Stock held by you with the Plan Administrator for safekeeping. The Share Safekeeping Service keeps your Common Stock on deposit in your Plan account at no cost to you.

              At the time you enroll in the Plan, or at any later time, you may use the Plan's Share Safekeeping Service to deposit all Common Stock certificates in your possession with the Plan Administrator. Shares deposited will be transferred into the name of the Plan Administrator (or its nominee) and credited to your account under the Plan. Certificates deposited with the Plan Administrator for safekeeping are treated in the same manner as shares purchased through the Plan, and may be sold or transferred through the Plan.

              To participate in the Share Safekeeping Service, you must complete and return a Safekeeping Deposit Form, along with all Common Stock Certificates to be deposited, to the Plan Administrator by registered, insured mail. THE CERTIFICATES SHOULD NOT BE ENDORSED.

         (17) Reports to Participants.  What kind of reports will be sent to
              --------------------------------------------------------------
              participants in the Plan?
              ------------------------
              Each participant in the Plan will receive a quarterly statement of account from the Plan Administrator. Each participant making an optional cash payment will receive an updated statement after each such optional cash payment is invested. In each instance, the detailed statement will indicate, among other things, the number of shares purchased and the average cost per share. These statements are a record of the cost of purchases of shares under the Plan and should be retained for income tax purposes.
              In addition, each participant will receive the same communications as every other shareholder, including the Subject Company's Annual Report, Notice of Annual Meeting and Proxy Statement. The Plan Administrator will provide you with the necessary Internal Revenue Service information for reporting dividends on shares in your Plan account.

         (18) Certificates for Shares.  Will certificates be issued for shares
              ----------------------------------------------------------------
              of Common Stock purchased under the Plan?
              ----------------------------------------
              Certificates for shares of Common Stock purchased under the Plan normally will not be issued to participants. The number of shares credited to a participant's account under the Plan will be shown on the participant's statement of account. This feature protects against loss, theft or destruction of stock certificates.

              A certificate for any number of whole shares credited to an account under the Plan (whether purchased under the Plan or deposited with the Plan Administrator for safekeeping) will be issued upon the written request of the participant. The issuance of such certificate will not terminate participation in the Plan. However, if a participant is not reinvesting his or her cash dividends other than on shares credited to the participant's account under the Plan, the issuance of a certificate for all such shares will remove them from the Plan and the cash dividends on such shares will not be reinvested thereafter. Any full and fractional shares not issued will continue to be credited to the participant's account and cash dividends on such shares will continue to be reinvested in Common Stock.

              Certificates for fractions of shares will not be issued under any circumstances.

              Shares credited to the account of a participant under the Plan may not be pledged as collateral. A participant who wishes to pledge or assign such shares must request that a certificate for such shares be issued to the participant in his or her name.

         (19) How does a participant sell shares held in the Plan?
              ---------------------------------------------------
              A participant may request the Plan Administrator to sell any number of shares, including fractional shares, held in his or her Plan account at any time by giving written instructions to the Plan Administrator. After the receipt of the request, the Plan Administrator will sell the shares on the next Investment Date (or shortly thereafter during months in which dividends are paid). If an account is in the name of joint tenants, each individual whose name is on the account must execute the request to sell shares. The participant or participants will receive the proceeds, less an administrative charge of $5.00 and applicable brokerage commissions, if any. Proceeds from shares sold through the Plan will be paid by check.

         (20) How does a participant transfer shares held in the Plan?
              -------------------------------------------------------
              If a participant wishes to transfer the ownership of all, or part of, the shares held in his or her Plan account to another person, whether by gift, private sale or otherwise, the participant may effect such transfer by mailing a properly completed and executed stock assignment (stock power) to the Plan Administrator. Transfers of all or less than all of the participant's shares must be made in whole share amounts, unless transfer is being made to another participant in the Plan, in which case fractional shares may be transferred. If the participant transfers all whole shares in his or her account, any remaining fractional share will remain in the account and dividends on the fractional share, and any optional cash payment, will be invested in Common Stock unless the participant instructs the Plan Administrator to sell the fractional share or to terminate participation in the Plan, in which case the fractional share will be sold and the proceeds (less any sales commission and a handling charge of $5.00) will be mailed directly to the participant.

              Written requests for transfer sent to the Plan Administrator must include the name(s), address and tax identification number of the transferee(s) and be accompanied by an executed stock assignment (stock power) with medallion signature guarantee. The signature(s) on the assignment must correspond with the name(s) on the account.

              If instructions for the transfer of all shares credited to a Plan account are received on or after a dividend record date but before the related dividend payment date, the transfer will not be processed until after the dividend payment date. The dividends on the shares will be reinvested on the dividend payment date and the shares purchased with the dividends will be included in the shares transferred. If instructions for the transfer of less than all shares are received on or after a dividend record date but before the related dividend payment date, the transfer will be processed as soon as practicable and the dividend on the shares that have been transferred, as well as the dividend on the shares remaining in the account, will be reinvested on the dividend payment date and the shares purchased will be credited to the participant's account.

              A stock certificate for the shares transferred will be issued to the transferee(s) and information pertaining to the Plan will be mailed to the transferee(s), unless the transferee(s) already participates in the Plan.

         (21) Termination.  How does a participant terminate his or her
              ---------------------------------------------------------
              participation in the Plan?
              -------------------------
              A participant may terminate participation in the Plan by notifying the Plan Administrator, in writing, that he or she wishes to terminate.

              A notice of termination to be achieved by the sale of shares in the Plan is effective on the next investment date. A notice of termination to be achieved by the transfer of shares in the Plan is normally effective when it is received by the Plan Administrator. However, if the notice to transfer is received on or after a dividend record date and before the related dividend payment date, the notice will be effective after the dividend payment date. The dividend paid on that date, and any optional cash payment, will be invested under the Plan. The notice will be processed after the participant's account has been credited with the shares purchased.

              Dividends paid after termination from the Plan will be paid in cash directly to the shareholder unless he or she elects to re-enroll in the Plan, which may be done at any time.

         (22) How are shares distributed upon termination?
              -------------------------------------------
              When a participant terminates participation in the Plan, or upon termination of the Plan by the Subject Company, a certificate for whole shares credited to his or her account under the Plan will be issued and a cash payment will be made for any fraction of a share based on the then current market price of the shares of Common Stock of the Subject Company, less any sales commission and a handling charge of $5.00. Upon termination, the participant may request that all of the shares, both whole and fractional, credited to his or her account in the Plan be sold.

         (23) Other Information.  Does participation in the Plan involve any
              --------------------------------------------------------------
              risk?
              ----
              The Plan itself creates no additional risk. The risk to participants is the same as with any other investment in shares of Common Stock of the Subject Company. It is important to recognize, however, that participants do not have control over the price or the time at which Common Stock is purchased or sold for their Plan accounts and participants therefore bear the market risk associated with fluctuations in the price of Common Stock during the period that their investment instructions are being processed by the Plan Administrator. Participants also must recognize that neither the Subject Company nor the Plan Administrator can assure a profit or protect against a loss on the shares purchased under the Plan.

         (24) What happens if the Subject Company declares a stock split,
              -----------------------------------------------------------
              issues a stock dividend or has a Common Stock rights offering?
              -------------------------------------------------------------
              Any shares distributed by the Subject Company as a stock dividend on shares credited to a participant's account, or upon any split of such shares, will be credited to the participant's account and held by the Plan Administrator for safekeeping. Stock dividends distributed on shares registered in the name of a participant that are not held by the Plan Administrator under the Plan, as well as shares distributed on account of any split of such shares, will be mailed directly to the shareholder. In the event that the Subject Company makes available to its shareholders rights to purchase additional shares, debentures or other securities, the Subject Company will deliver any such rights accruing to shares held on behalf of a participant to the Plan Administrator, and the Plan Administrator will then deliver the rights to the participant.

         (25) How will a participant's shares be voted at a meeting of
              --------------------------------------------------------
              shareholders?
              ------------
              All proxy soliciting material will be forwarded to each participant, and full shares credited to a participant's account under the Plan will be voted in accordance with such participant's direction.

              If a proxy card is not returned or if it is returned unsigned, none of the participant's shares indicated on such card will be voted unless the participant votes in person.

         (26) What is the responsibility of the Subject Company and the Plan
              --------------------------------------------------------------
              Administrator under the Plan?
              ----------------------------
              In administering the Plan, neither the Subject Company, the Plan Administrator nor any agent will be liable for any action done in good faith, or for any omission to act in good faith, including, without limitation, any claim of liability arising (a) with respect to the prices at which shares are purchased or sold for your account and the times when such purchases or sales are made, or (b) from any fluctuation in the market value after the purchase or sale of shares, or (c) from continuation of your account until receipt by the Plan Administrator of written notice of termination or written evidence of your death. Nothing in the above paragraph shall be deemed to constitute a waiver of any rights that you might have under the Securities Act of 1933 or other applicable federal laws.

              The participant should recognize that neither the Subject Company nor the Plan Administrator can provide any assurance of a profit or protection against a loss on any shares purchased under the Plan.

         (27) May the Plan be changed?
              -----------------------
              The Subject Company reserves the right to amend, suspend, modify or terminate the Plan at any time. Notice of any such amendment, suspension, modification or termination will be sent to all participants as soon as is practicable. Any uninvested funds held by the Plan Administrator at the time of any suspension or termination of the Plan will be remitted by the Plan Administrator to the participants. The Subject Company also reserves the right to terminate any participant's participation in the Plan at any time.

              As of the date of the Prospectus, the Subject Company has authorized the issuance of up to 3,000,000 shares of Common Stock pursuant to the Plan. As of September 15, 2000, 1,893,633 shares have been issued pursuant to the Plan. If all 3,000,000 shares are issued pursuant to the Plan and no further shares are authorized by the Subject Company, the Plan will be discontinued.

         (28) How is the Plan to be interpreted?
              ---------------------------------
              Any question of interpretation arising under the Plan will be determined by the Subject Company.

         (29) What about foreign participants in the Plan whose dividends are
              ---------------------------------------------------------------
              subject to income tax withholding?
              ---------------------------------
              In the case of a foreign shareholder who is participating in the Plan and whose dividends are subject to United States Income Tax Withholding, the Plan Administrator will purchase Common Stock in an amount equal to the net cash dividend, after the deduction of taxes withheld. Amounts received from foreign shareholders under optional cash payment provisions of the Plan must be in U.S. dollars.

              Federal Income Tax Consequences.
              -------------------------------
              The following discussion is provided for purposes of general information only. Participants are advised to consult their own tax advisors to determine how the federal income tax laws apply to their own situations.

              Generally, to the extent cash dividends are declared and distributed by the Subject Company from its current year or accumulated earnings and profits, any dividends reinvested under the Plan will be taxable as ordinary income to the participant, even though the participant does not receive cash. Thus, participants are taxed on dividends in the same manner as shareholders who are not participants in the Plan. This means that the amount of the dividend which is reinvested will be taxable as ordinary income in the year the dividend is paid.

              Upon withdrawals from or termination of the Plan, participants will not realize federal taxable income when they receive certificates for whole shares that have been credited to their accounts under the Plan. However, a participant who receives a cash adjustment for a fractional share credited to his account may realize a gain or loss.

              Gain or loss may also be realized by the participant when whole shares are sold by the participant after withdrawal from the Plan. The amount of such gain or loss will be the difference between the amount the participant receives for his shares and his tax basis. The tax basis of any shares acquired through the Plan with reinvested dividends or optional cash payments generally will be equal to the amount paid for the shares. Gains or losses upon the sale of shares held for more than one year are classified as long-term, while gains or losses attributable to shares held for less than one year are classified as short-term. Generally, sales and exchanges classified as long-term are subject to a reduction in the tax rate applicable to the gain. There is a further tax rate reduction on assets held more than five years which are acquired (or deemed to be acquired) after December 31, 2000. Capital gains are generally taxed to corporations in the same manner as ordinary income (although the technical distinction between capital gains and ordinary income is retained). The holding period for shares acquired through the Plan will begin on the day after the purchase date.

              In the case of any participant as to whom federal income tax withholding on dividends is required, the Plan Administrator will make dividend reinvestment net of the amount of tax required to be withheld.

    (c)  Different Terms.  The information set forth in Item 4(a) is
         ---------------
         incorporated herein by reference.

    (d)  Appraisal Rights.  None.
         ----------------
    (e)  Provisions for Unaffiliated Security Holders.  None.
         --------------------------------------------
    (f)  Eligibility for Listing or Trading.  The Common Stock of the Subject
         ----------------------------------
         Company, including without limitation, shares purchased pursuant to the Plan, is currently traded on the NASDAQ National Market tier of the NASDAQ Stock Market under the symbol EMCI.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a)  Transactions.  The Subject Company conducts its insurance business
         ------------
         through two business segments as follows:

                       ...............................
                       :                             :
                       :   EMC INSURANCE GROUP INC.  :
                       :.............................:
                                      :
                                      :
          Property and                :
      Casualty Insurance              :                         Reinsurance
                ......................:................................
                :                                                     :
                :                                                     :
Illinois EMCASCO Insurance Company ("Illinois EMCASCO")              EMC
Dakota Fire Insurance Company ("Dakota Fire")                    Reinsurance
Farm and City Insurance Company ("Farm and City")                  Company
EMCASCO Insurance Company ("EMCASCO")
                :
                :
       EMC Underwriters, LLC.


         Illinois EMCASCO was formed in Illinois in 1976, Dakota Fire was formed in North Dakota in 1957 and EMCASCO was formed in Iowa in 1958 for the purpose of writing property and casualty insurance. Farm and City was formed in Iowa in 1962 to write nonstandard risk automobile insurance and was purchased by the Subject Company in 1984. These companies are licensed to write insurance in a total of thirty-five
         (35) states and are participants in a pooling agreement with EMCC.

         The reinsurance subsidiary was formed in 1981 to assume reinsurance business from EMCC. The Subject Company assumes a portion of EMCC's assumed reinsurance business, exclusive of certain reinsurance contracts, and is licensed to do business in nine (9) states.

         The Subject Company's excess and surplus lines insurance agency, EMC Underwriters, LLC., was acquired in 1985. The company was formed in Iowa in 1975 as a broker for excess and surplus lines insurance. Effective December 31, 1998, the excess and surplus lines insurance agency was converted to a limited liability company and the ownership was contributed to EMCASCO.

         The four property and casualty insurance subsidiaries of the Subject Company and two subsidiaries and an affiliate of EMCC (Union Insurance Company of Providence, EMC Property & Casualty Company and Hamilton Mutual Insurance Company) are parties to reinsurance pooling agreements with EMCC (collectively the "pooling agreement"). Under the terms of the pooling agreement, each company cedes to EMCC all of its insurance business, with the exception of any voluntary reinsurance business assumed from nonaffiliated insurance companies, and assumes from EMCC an amount equal to its participation in the pool. All losses, settlement expenses and other underwriting and administrative expenses, excluding the voluntary reinsurance business assumed by EMCC from nonaffiliated insurance companies, are prorated among the parties on the basis of participation in the pool. Since 1998, the Subject Company's aggregate participation in the pool has been 23.5%. Operations of the pool give rise to intercompany balances with EMCC, which are settled on a quarterly basis. The investment and income tax activities of the pool participants are not subject to the pooling agreement.

         The purpose of the pooling agreement is to spread the risk of an exposure insured by any of the pool participants among all the companies. The pooling agreement produces a more uniform and stable underwriting result from year to year for all companies in the pool than might be experienced individually. In addition, each company benefits from the capacity of the entire pool, rather than being limited to policy exposures of a size commensurate with its own assets, and from the wide range of policy forms, lines of insurance written, rate filings and commission plans offered by each of the companies. A single set of reinsurance treaties is maintained for the protection of all companies in the pool.


    (b)  Significant Corporate Events.  None.
         ----------------------------
    (c)  Negotiations or Contracts.  Not applicable.
         -------------------------
    (e)  Agreements Involving Subject Company's Securities.  The information
         -------------------------------------------------
         set forth in Item 4(a) is incorporated herein by reference.


ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.


    (b)  Use of Securities Acquired. Any shares of Common Stock of the Subject
         --------------------------
         Company acquired through dividend reinvestments pursuant to the terms of the Plan will be retained by EMCC.

    (c)  Plans.   The Board of Directors of EMCC does not have any specific
         -----
         intent to acquire all shares of Common Stock of the Subject Company at this time. However, if Subject Company continues to operate the Plan, and the Common Stock issued through the Plan continues to be purchased in the open market, and EMCC continues to participate in the Plan, EMCC could conceivably own 100% of the Subject Company at some time in the future. Subject Company has no specific plans to de-register its Common Stock with the Securities and Exchange Commission or de-list the Common Stock from the NASDAQ National Market System. In the event that the number of shareholders of Subject Company falls below the Securities and Exchange Commission's minimum threshold for mandatory periodic reporting, Subject Company's Board of Directors may reevaluate the registration and listing status of the Common Stock.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

    (a)  Purposes.  It is anticipated that EMCC will continue to purchase the
         --------
         Common Stock of Subject Company by reinvesting cash dividends received pursuant to the terms of the Plan until it achieves 80% ownership of Subject Company. Once the 80% ownership threshold is achieved, EMCC's participation level in the Plan (i.e. dividend reinvestment percentage) may fluctuate, or even cease, depending upon current market conditions and the availability and price of the Common Stock.

    (b)  Alternatives.  EMCC has considered negotiating block purchases of
         ------------
         Common Stock of the Subject Company; however, at this time no agreements or understandings have been reached or are expected to be reached and the transaction described inevitably results from the operation of the Plan.

    (c)  Reasons.  Not Applicable.
         -------
    (d)  Effects.  Upon achievement of the 80% ownership threshold of Subject
         -------
         Company, EMCC will realize a significant income tax benefit as 100% of the dividends received from Subject Company will be excluded from taxable income. EMCC currently pays tax on 20% of the dividend income received from Subject Company. Additionally, the continued operation of the Plan may reduce the liquidity of the Common Stock of the Subject Company.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

    (a)  Fairness.  The Common Stock of the Subject Company is traded on the
         --------
         NASDAQ National Market System. Pursuant to the Plan, the Plan Administrator will purchase shares from the Subject Company, to the extent that the Subject Company makes shares available. The Plan Administrator will purchase any other shares required for the Plan in the open market or from private sources. The price of shares purchased from the Subject Company will be the last sale price of the Common Stock as reported on the NASDAQ National Market System on the relevant Investment Date (or the next preceding day on which such price was reported if it is not reported on the Investment Date). The price of shares purchased in the open market or from private sources will be the weighted average cost of all shares so purchased in relation to the relevant Investment Date. No shares will be sold under the Plan at less than the par value of such shares. The Plan's operation is the same for both affiliated and unaffiliated security holders; therefore, management believes it to be fair for all security holders.

    (b)  Factors in Determining Fairness. The information set forth in Item
         -------------------------------
         8(a) is incorporated herein by reference.

    (c)  Approval of Security Holders.  Not Applicable.
         ----------------------------
    (d)  Unaffiliated Representative.  Not Applicable.
         ---------------------------
    (e)  Approval of Directors.  The Finance Committee of the Board of
         ---------------------
         Directors of EMCC has approved the reinvestment of its dividends and continues to monitor EMCC's participation in the Plan.

    (f)  Other Offers.  Not Applicable.
         ------------

ITEM 9.  REPORTS, OPINIONS, APPRAISALS, NEGOTIATIONS.

    (a)  Report, Opinion or Appraisals.  None.
         -----------------------------
    (b)  Preparer and Summary of Report, Opinion or Appraisal.  Not Applicable.
         ----------------------------------------------------
    (c)  Availability of Documents.  Not Applicable.
         -------------------------

ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

    (a)  Source of Funds.  In the event EMCC continues to purchase Common Stock
         ---------------
         of the Subject Company pursuant to the Plan, the source of funds for such purchases will be reinvested dividends. In the event that EMCC negotiates a block purchase of the Common Stock of the Subject Company, the source of funds for such purchases will be the general operating funds of EMCC.

    (b)  Conditions.   At this time, EMCC reinvests one hundred percent (100%)
         ----------
         of the dividends it receives pursuant to the Plan. It is anticipated that EMCC will continue to reinvest at such percentage until an ownership level of eighty percent (80%) is achieved. After obtaining the eighty percent ownership level, EMCC's participation may change.

    (c)  Expenses.  Estimated expenses related to the transactions described
         --------
         herein include:

                        Filing Fees:             $6,197
                        Legal Fees:              $7,000
                        Accounting Fees:         $5,000
                        Reports:                 $0
                        Printing Costs:          $0

    (d)  Borrowed Funds.  Not Applicable.
         --------------

ITEM 11:  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)  Securities Ownership. The information set forth in Items 2 and 3 of
         --------------------
         this Transaction Statement is incorporated herein by reference.

                                                     Number of shares of Common
                                                     --------------------------
                                                      Stock Beneficially Owned
                                                      ------------------------
         (1)  Subject Company Directors:

              George C. Carpenter, III                          6,140
              Elwin H. Creese                                  22,185
              David J. Fisher                                   1,661
              Bruce G. Kelley                                 183,569
              George W. Kochheiser                             55,000
              Raymond A. Michel                                 5,000
              Fredrick A. Schiek                               23,131

         (2)  Subject Company Officers:

              Margaret A. Ball                                 13,083
              Raymond W. Davis                                 15,979
              John D. Isenhart                                 14,706
              Ronald W. Jean                                   13,723
              Bruce G. Kelley                                 183,569
              Donald D. Klemme                                 17,720
              David O. Narigon                                 18,948
              Mark E. Reese                                    17,835
              Fredrick A. Schiek                               23,131
              Douglas J. Zmolek                                16,338

         (3)  EMCC Directors:

              Richard W. Booth                                  2,740
              William H. Brenton                                1,200
              Blaine A. Briggs                                 22,772
              Gale L. Griffin                                   1,000
              Robert M. Gunn                                    5,000
              Dr. John H. Kelley                                9,486
              Bruce G. Kelley                                 183,569
              Richard Koch, Jr.                                 2,626
              George W. Kochheiser                             55,000
              John M. Lockhart                                 19,939
              Lanning Macfarland, Jr.                           6,200
              David J. W. Proctor                               1,800
              Fredrick A. Schiek                               23,131
              Philip T. Van Ekeren                             17,740
              H. Terrill Watts, Jr.                             1,395

         (4)  EMCC Officers:

              Margaret A. Ball                                 13,083
              Raymond W. Davis                                 15,979
              John D. Isenhart                                 14,706
              Ronald W. Jean                                   13,723
              Bruce G. Kelley                                 183,569
              Donald D. Klemme                                 17,720
              David O. Narigon                                 18,948
              Mark E. Reese                                    17,835
              Fredrick A. Schiek                               23,131
              Douglas J. Zmolek                                16,338


    (b)  Securities Transactions Within Last 60 Days.
         -------------------------------------------

    NAME              DATE          #SHARES          PRICE       LOCATION
    ----              ----          ACQUIRED         -----       --------
                                    --------
Margaret A. Ball      12/7/00         500           8.7500    Option Exercise
Margaret A. Ball      12/7/00         191           9.6250    Option Exercise
Margaret A. Ball      12/7/00       2,250           9.5625    Option Exercise
Margaret A. Ball      12/7/00       1,000           8.8125    Option Exercise
Donald D. Klemme       1/4/01       5,841           9.7500    Option Exercise
Fredrick A. Schiek    1/18/01       1,094          10.0000    Option Exercise


ITEM 12.  SOLICITATION OR RECOMMENDATION.

    (d)  Intent to Tender or Vote in a Going Private Transaction.  Not
         -------------------------------------------------------
         Applicable.

    (e)  Recommendations of Others.  None.
         -------------------------

ITEM 13.  FINANCIAL STATEMENTS.

    (a)  Financial Information.
         ---------------------
         (1) and (2) The Subject Company's annual report on Form 10-K filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the years ended December 31, 1998 and 1999, which contains audited financial statements, and the Company's quarterly report on Form 10-Q filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarter ended September 30, 2000, which contains unaudited financial statements, are incorporated herein by reference.

         (3)  There is no ratio of earnings to fixed charges.

         (4) The Subject Company's book value per share as of September 30, 2000 was $12.89.

    (b)  Pro Forma Information.   None.
         ---------------------

ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    (a)  Solicitations or Recommendations.  The Subject Company has retained
         --------------------------------
         the law firm of Nyemaster, Goode, Voigts, West, Hansell & O'Brien located at 700 Walnut, Suite 1600, Des Moines, Iowa 50309-3899 in connection with the preparation and filing of this Transaction Statement. However, no persons have been employed, retained or will be compensated to make solicitations or recommendations in connection with the Plan.


    (b)  Employees and Corporate Assets.  Not Applicable.
         ------------------------------

ITEM 15.  ADDITIONAL INFORMATION.

    (b)  None.
         ----

ITEM 16.  EXHIBITS.

    (a)  Disclosure Material.  None.
         -------------------
    (b)  Loan Agreement.  None.
         --------------
    (c)  Report, Opinion or Appraisal.  None.
         ----------------------------
    (d)  Contracts, Arrangements or Understandings.  None.
         -----------------------------------------
    (f)  Statement Re: Appraisal Rights.  None.
         ------------------------------
    (g)  Oral Solicitation Materials.  None.
         ---------------------------

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    EMC INSURANCE GROUP INC.



                    By:__________________________________________
                       Name:    Bruce G. Kelley
                       Title:   President, Chief Executive Officer and Director
                       Date:    January 31, 2001



                    EMPLOYERS MUTUAL CASUALTY COMPANY



                    By:__________________________________________
                       Name:    Bruce G. Kelley
                       Title:   President, Chief Executive Officer and Director
                       Date:    January 31, 2001